HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 W www.harmony.co.za	NYSE trading symbol HMY JSE trading symbol HAR

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

100 F STREET, NE

WASHINGTON, D.C.

20549

April 3, 2012

FOR ATTENTION:	JOHN REYNOLDS
ASSISTANT DIRECTOR

CC:	ADAM F. TURK

RE:	Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2011
Filed October 24, 2011
Comment Letter dated March 22, 2012

Dear Sirs,

We are writing in response to your March 22, 2012 letter.

We acknowledge the Staff’s question regarding our budgeted capital expenditure and the possible effect on liquidity. We wish the Staff to note that the budgeted amount of US$537 million (R3 642 million) for capital expenditure during fiscal 2012 is expected to be funded by cash generated from operations, existing facilities at June 30, 2011 and the new US$300 million syndicated Revolving Credit Facility (“US$ RCF”) entered into on August 11, 2011, as disclosed in Item 8. Recent Developments. At June 30, 2011, the Company had US$59 million (R400 million) in undrawn facilities, as noted under Item 5. Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings. The US$ RCF will primarily be used to fund the capital expenditure requirements of our Papua New Guinea operations (“PNG”), which include the Wafi Golpu project.

The increase in capital expenditure budgeted for fiscal 2012 is R543 million, or 17.5% above that of fiscal 2011. In US$ terms, this increase amounts to US$93 million, or 20.9%. In our discussion of the capital expenditures, we refer to the breakdown of the budgeted amount to the respective mine descriptions. The PNG operations account for US$76 million of the increase in capital expenditure, which is a 152.0% increase of capital expenditure in this region year on year. This expenditure will primarily be funded from the US$ RCF.

Directors:	PT Motsepe* (Chairman), GP Briggs (Chief Executive), F Abbott (Financial Director), HE Mashego (Executive Director), JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DS Lushaba*, CE Markus*, MJ Motloba*, M Msimang*, D Noko*, J Wetton*, AJ Wilkens*
*Non-Executive; #Mozambican

Secretary:	Riana Bisschoff

Registration Number:	1950/038232/06

The Company plans to provide further disclosure on the potential effect of changes in funding requirements in future filings. The Company does not consider it necessary to amend its current filing to provide the requested disclosure as the information has already been included in the Form 20F as discussed above, although specific references to the various sections were not included under the Liquidity discussion.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions, please let us know.

Yours faithfully,

/s/ Frank Abbott
Frank Abbott
Chief Financial Officer
Date: April 3, 2012